Exhibit (a)(1)(B)

FORM OF COMMUNICATION
FROM CHIEF FINANCIAL OFFICER TO ALL ELIGIBLE OPTION HOLDERS

From:	Thomas E. Gay III, Chief Financial Officer
Date:	August 24, 2009
Subject:	Announcement of Sigma Designs, Inc. Stock Option Exchange Program

We are pleased to announce that Sigma Designs, Inc. (“Sigma”) has initiated a voluntary program in which our eligible employees are being offered the opportunity to exchange certain options that are currently “underwater” for a lesser number of replacement options, subject to certain restrictions.

The program begins today, August 24, 2009, and is scheduled to expire on September 22, 2009. The complete terms and conditions of the program are described in a document called the “Offer to Exchange,” which was filed earlier today with the U.S. Securities and Exchange Commission and attached to this email.

All stock options that you hold with an exercise price per share that is equal to or greater than U.S. $20.25 are eligible for the exchange.

To participate in our option exchange offer, you should review each of the following documents, each of which is attached to this email:

•	The Offer to Exchange;
•	A blank Election Form;
•	the form of Stock Option Agreement; and
•	the Sigma Designs, Inc. 2001 Stock Plan.

You will be receiving a separate email shortly with your Election Form that includes the details of your outstanding eligible stock options and the replacement options that you would receive if you elect to participate in the offer.

You may also obtain a copy of the Offer to Exchange and all related form documents on the internet at www.sec.gov. If you need additional copies of any of the above documents, please email the Offering Administrator at (408) 957-984 or send an email to OptionExchange@sdesigns.com. Please review these materials carefully.

To participate, you must make your election before the expiration of the offer at 9 p.m. U.S. Pacific Time on September 22, 2009.

Moreover, if you wish to withdraw from the exchange program after you have elected to exchange all of your eligible options, you must submit to Sigma the Notice of Withdrawal attached to this email in accordance with the delivery requirements set forth in the Notice of Withdrawal prior to the expiration of the offer at the time and date stated above.

If you have any questions at any other time during the offer period, you may email your questions to Offering Administrator at OptionExchange@sdesigns.com or 408-957-9847.

Finally, please note that participation in the option exchange program is VOLUNTARY. Sigma makes no recommendation about whether you should or should not elect to exchange your eligible options. You must make your own decision regarding participation in the option exchange program. We recommend that you to seek professional advice from your financial and tax advisors.

YOU WILL HAVE UNTIL 9 P.M. U.S. PACIFIC TIME ON SEPTEMBER 22, 2009, TO ELECT TO PARTICIPATE IN THE EXCHANGE OFFER.